UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 11
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2018

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit XXVII:  Statute of the European Investment Bank (Version dated March 1, 2020)

This amendment to the Annual Report on Form 18-K/A (and the exhibit herein) are intended to be incorporated by reference into the registrant’s prospectus dated May 18, 2018 and any future prospectus filed by the registrant with the Securities and Exchange Commission to the extent such prospectus indicates that it incorporates by reference this amendment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 4th day of March, 2020.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

by
/s/ Richard Teichmeister
Richard Teichmeister
Head of Funding
New Products and Special Transactions

EXHIBIT INDEX

Exhibit	Document

XXVII	Statute of the European Investment Bank (Version dated March 1, 2020)